Exhibit 23.15

Consent of Independent Registered Public Accounting Firm

PHC, Inc.

Peabody, MA

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Form S-4 filed by Acadia Healthcare Company, Inc. and subsidiaries of our report dated August 18, 2011, relating to the consolidated financial statements of PHC, Inc. and Subsidiaries, which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Boston, MA

December 13, 2011

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.